Mail Stop 4561

December 22, 2006

Mr. Charles F. Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA   19406

   Re: Universal Health Realty Income Trust
     Form 10-K for the year ended December 31, 2005
     Filed March 15, 2006
     File No. 001-09321

Dear Mr. Boyle:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief